UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Stock Information

Change in the Basis of Presentation

As from April 1, 2019, the Company adopted the US Dollar as functional currency (‘FC US$’) for the reporting of its financial information, effective as from January 1, 2019.

However, the information related to the comparative periods are reported in local and constant currency (‘L&CC’) as of December 31, 2018, which are shown in US$ converted by closing nominal exchange rate (‘FX’). Moreover, Edenor, Transener, OldelVal, Refinor and TGS continue recording their operations under L&CC, therefore their figures are adjusted by inflation. For further information, see section 2 of this Earnings Release or footnote 3 of Pampa’s financial statements (‘FS’).

For the convenience of the reader, it is shown as supplementary information for each segment’s quarterly comparative period the figures in historical terms recorded in local currency (‘L&NC’) expressed in US$ at average FX, except for the distribution segment and subsidiaries subject to L&CC, which comparative quarter’s figures are shown in L&CC as of June 30, 2019 and expressed in US$ at closing FX.

Main Results for the First Semester of 2019 (‘1H 19’)[1]

Consolidated net revenues of US$1,515 million[2], 4% higher than the US$1,450 million recorded in the first semester of 2018 (‘1H 18’), explained by increases of 56% in power generation, 8% in electricity distribution and 3% in petrochemicals, partially offset by decreases of 8% in oil and gas, and 38% in holding and others, in addition to higher eliminations due to intersegment sales of US$124 million.

ð Power Generation of 7,640 GWh from 15 power plants

ð Electricity sales of 9,866 GWh to 3.1 million end-users

ð Production of 47.7 thousand barrels per day of hydrocarbons

ð Sales of 178 thousand tons of petrochemical products

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

Share capital in diluted basis, net
of repurchases:
1,820.1 million ordinary shares /
72.8 million ADSs

Market Capitalization
as of August 9, 2019:
AR$115.6 billion / US$2.6 billion

For further information, contact:

Gustavo Mariani

Chief Executive Officer – CEO

Ricardo Torres

Executive Vice-President

Mariano Batistella

Executive Director of Planning,
Strategy, Downstream & Affiliates

Lida Wang

Investor Relations Officer

The Pampa Energía Building
Maipú 1 (C1084ABA)
Buenos Aires City, Argentina

Tel: +54 (11) 4344-6000

investor@pampaenergia.com

ri.pampaenergia.com/en

[1] The businesses under FC US$ use the corresponding period’s average FX, whereas the figures adjusted by inflation are converted into US$ by applying the closing FX.

[2] Under the International Financial Reporting Standards (‘IFRS’), Greenwind, OldelVal, Refinor, Pampa Cogeneración, Transener and TGS are not consolidated in Pampa’s FS, being its equity income shown as ‘Results for participation in associates/joint businesses’.

Pampa Energía Q2 19 Earnings Release 1

Consolidated adjusted EBITDA3 for continuing operations of US$484 million, 6% lower compared to the US$514 million for 1H 18, mainly due to decreases of 39% in electricity distribution, 22% in oil and gas and 2% in holding and others, partially offset by increases of 36% in power generation, US$10 million in petrochemicals and lower intersegment eliminations of US$1 million.

Consolidated gain attributable to the owners of the Company of US$567 million, higher than the US$63 million gain in 1H 18, includes an extraordinary non-cash gain for the settlement of Edenor’s regulatory liabilities and lower accrual of losses from FX difference as a result of change in the reporting methodology, partially offset by decrease at operating margins in electricity distribution and oil and gas segments.

Main Results for the Second Quarter 2019 (‘Q2 19’)4

Consolidated net revenues of US$808 million, 13% higher than the US$715 million recorded for the second quarter 2018 (‘Q2 18’), explained by increases of 46% in power generation and 30% in electricity distribution, partially offset by decreases of 10% in oil and gas and 63% in holding and others, in addition to higher eliminations due to intersegment sales of US$63 million. Petrochemicals remained unchanged.

ð Power Generation of 3,727 GWh from 15 power plants

ð Electricity sales of 4,849 GWh to 3.1 million end-users

ð Production of 48.5 thousand barrels per day of hydrocarbons

ð Sales of 95 thousand tons of petrochemical products

Consolidated adjusted EBITDA for continuing operations of US$266 million, 21% higher compared to the US$219 million for Q2 18, mainly due to increases of 56% in power generation, 27% in electricity distribution and US$9 million in petrochemicals, partially offset by decreases of 15% in oil and gas and 10% in holding and others.

Consolidated gain attributable to the owners of the Company of US$394 million, US$466 million higher than the gain recorded in Q2 18, includes an extraordinary non-cash gain of Edenor and lower accrual of losses from FX difference, both effects explained above.

Information about the Conference Call

There will be a conference call to discuss Pampa’s Q2 19 results on Tuesday August 13, 2019 at 10:00 a.m. Eastern Standard Time / 11:00 a.m. Buenos Aires Time.

The host will be Lida Wang, Investor Relations Manager at Pampa. For those interested in participating, please dial +54 (11) 3984-5677 in Argentina, +1 (844) 717-6837 in the United States or
+1 (412) 317-6394 from any other country. Participants of the conference call should use the identification password ‘Pampa Energía’ and dial in five minutes before the scheduled time. Please download the Q2 19 Conference Call Presentation from our IR website. There will also be a live audio webcast of the conference at http://bit.ly/PampaQ219Call.

You may find additional information on the Company at:

✓ ri.pampaenergia.com/en	✓ www.sec.gov
✓ www.cnv.gov.ar	✓ www.bolsar.com

3 Consolidated adjusted EBITDA represents the results before net financial results, income tax and minimum notional income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For more information, see section 3 of this Earnings Release.

4 The financial information presented in this document for the quarters ended on June 30, 2019 and of 2018 are based on FS prepared according to IFRS in force in Argentina, corresponding to the six-month period of 2019 and 2018, and the quarters ended on March 31, 2019 and 2018, respectively.

Pampa Energía Q2 19 Earnings Release 2

Pampa Energía Q2 19 Earnings Release 3

1.        Relevant Events

1.1       Generation Segment

Joint Acquisition of Ensenada de Barragán Thermal Power Plant (‘CTEB’)

After submitting a joint bid, on May 29, 2019 Integración Energética Argentina S.A. (‘IEASA’) notified that Pampa, through a controlled company named Pampa Cogeneración S.A., and YPF S.A. (‘YPF’) were awarded the tender for the sale and transfer by IEASA of CTEB’s goodwill. On June 26, 2019, after meeting all precedent conditions the transaction was subject to, the sale and transfer to CT Barragán S.A. (the ‘Acquiring Company’), a company co-controlled by YPF and Pampa, was completed.

CTEB is located in the petrochemical complex of the City of Ensenada, Province of Buenos Aires, and consists of two open-cycle gas turbines with an installed capacity of 567 MW as of today. As part of the transaction, the Acquiring Company should complete, within a 30-month period, the necessary works to convert CTEB into a combined cycle, thus expanding its installed capacity to 847 MW and deriving higher efficiency, as it will generate 50% more electricity with the same amount of fuel (gas). Once the combined cycle works are completed, it is estimated that CTEB will be one of the most efficient thermal power units among the country’s power grid.

Both CTEB’s open and closed cycles are under energy supply contracts (‘PPAs’) executed with the Argentine Wholesale Electricity Market Clearing Company (Compañía Administradora del Mercado Mayorista Eléctrico– ‘CAMMESA’) pursuant to Resolution No. 220/07 issued by the former Secretariat of Energy (‘SE’), the first one effective as from March 26, 2009 and expiring on April 27, 2022, and the second one executed on March 26, 2013 and expiring 10 years as from the commissioning of the combined cycle.

Regarding CTEB’s acquisition price, it amounted to US$282 million, which includes the cash amount tendered and the purchase price of a certain amount of debt securities (‘VRDs’) issued under the trust agreement called ‘Contrato suplementario del programa global de fideicomisos financieros y de administración para la ejecución de obras de infraestructura energética -Serie 1- ENARSA (Barragán)’ (the ‘Trust’). For the payment of the transaction, the Acquiring Company received a US$200 million contribution paid in equal parts by its co-controlling shareholders, and executed a loan for the amount of US$170 million with a syndicate of banks, non-recourse to the Company and YPF, provided CTEB’s closing to combined cycle commissioning is granted within the above-mentioned 30-month period.

Furthermore, it is estimated that the investment for the closing to combined cycle will reach approximately US$200 million. CTEB’s goodwill acquisition also involves the assignment to the Acquiring Company of the trustee’s contractual status under the Trust, which VRDs debt (excluding the VRDs acquired by CT Barragán S.A.) amounted to approximately US$229 million as of the transaction date, and is estimated to be repaid with CTEB’s cash flow proceeds.

Pampa will be responsible for CTEB’s operating management until 2023 and YPF, through its subsidiary YPF Energía Eléctrica S.A., will supervise the necessary works for CTEB’s conversion into combined cycle. Services will be provided by YPF and Pampa, taking turns every 4-year period.

Progress in the Cycle Closing Project at Genelba Thermal Power Plant (’CTGEBA’)

CAMMESA granted the commercial commissioning to CTGEBA’s Gas Turbine 04 as from June 12, 2019, for an installed capacity of 188 MW. Moreover, CAMMESA granted the commissioning to the capacity enhancement of the already existing Gas Turbine 03, also known as Genelba Plus, for an additional power capacity of 19 MW, effective as from June 1, 2019.

The units, which contribute an additional 207 MW capacity to the grid, are part of Genelba Plus’ closing to combined cycle project, which will include the entry into service of a steam turbine, scheduled estimated for the second quarter of 2020. Upon the commissioning of the closing to combined cycle at CTGEBA Plus, which will require a total estimated investment of US$350 million, the PPA executed with CAMMESA will come into effect for a 15-year period, and CTGEBA will have two combined cycles with a total installed capacity of approximately 1.2 GW.

Pampa Energía Q2 19 Earnings Release 4

Agreement for the Regularization and Settlement of Receivables with the Wholesale Electricity Market (‘WEM’)

Pursuant to the call to generators made under instruction of the Government Secretariat of Energy (‘SGE’), on August 5, 2019 Pampa and certain subsidiaries executed with CAMMESA an Agreement for the Regularization and Settlement of Receivables with the WEM whereby CAMMESA committed to disburse the Sales Settlements with Maturity Date to be Defined (‘LVFVD’) in arrears, after offsetting debts undertaken with the WEM under financing agreements, loan agreements and assignment of receivables executed with generators, and applying an 18% reduction on the balance. In this sense, Pampa and certain subsidiaries agreed on a net amount for all items associated with the outstanding LVFVD, including interest as of July 31, 2019, as well as the above-mentioned debt reduction, which amounts to AR$2,123 million before any applicable withholding.

On August 7, 2019, the corresponding offsetting was completed and the LVFVD’s remaining balance were collected. In furtherance of the undertaken commitments, Pampa and certain subsidiaries have waived all submitted claims and have irrevocably dismissed their rights to file any claim against the Federal Government, SGE and/or CAMMESA regarding the outstanding LVFVD.

The Company estimates that, as of the agreement’s execution date, it will record a profit before tax for approximately AR$3,415 million as an offsetting entry for the write-off of financial receivables and liabilities Pampa had recorded as of June 30, 2019.

1.2       Oil and Gas Segment

Collection of Pampa’s 2017 Plan Gas Compensations

As regards compensations pending settlement under the Natural Gas Surplus Injection Promotion Program, SE Resolution No. 1/2013, and the Natural Gas Injection Program for Companies with Reduced Injection, SE Resolution No. 60/2013 (jointly known as ‘Plan Gas’) and pursuant to SGE Res. No. 54/2019, on July 17, 2019 the Company collected the outstanding amount claimed under the Natural Gas Program Bond for a face value of US$53.5 million and maturing on June 28, 2021. Therefore, as of the issuance hereof, 7 installments equivalent to US$33.1 million have already been collected, of which US$12.5 million corresponds to the bond collected on July 17.

Amendment to the Natural Gas Exports’ Authorization Procedure

On July 26, 2019, SGE Resolution No. 417/2019 was published in the Public Gazette (‘BO’), which amends the previous procedures for the authorization of natural gas exports, effective as from its publication in the BO. Exports can be agreed under firm, interruptible, operational exchanges or support agreements, being the supply to the Argentine domestic market secured in all cases. Furthermore, in the case of projects under the Encouragement Program for the Investment in Development of Natural Gas Production from Unconventional Reservoirs, approved by Res. No. 46, 419, 447 /17 and 12/18 of former Ministry of Energy and Mining (‘MEyM’) (‘Unconventional Plan Gas’), exported natural gas shall not be eligible as part of and/or within the production applicable to such program.

Partial Deferral of Residential Users’ Natural Gas Bills

Pursuant to the Federal Government’s release on April 17, 2019 regarding the partial deferral of winter bills payment for residential users, aiming to provide smoothening in residential users’ seasonal expenses due to higher winter consumptions, on June 21, 2019, SGE Res. No. 336/2019 was issued, which established, on an exceptional basis, a 22% payment deferral of bills issued during the July – October 2019 period, which will be recovered in five monthly, equal and consecutive installments payable as from the bills issued in December 2019. The financing cost of such deferral will be borne by the Federal Government in the form of a subsidy through the payment of interests to producers, distribution and transportation companies. Residential users may opt out of this benefit.

Pampa Energía Q2 19 Earnings Release 5

As of the date of this Earnings Release, the National Gas Regulatory Entity (Ente Nacional Regulador del Gas, ‘ENARGAS’) have not issued the payment formulae and methodology by which the economic compensation aforementioned shall be based on.

Increase in Equity Interest at Oleoductos Crudos Pesados LTD (‘OCP’)

Under the agreement executed on December 5, 2018 between the Company, through its subsidiary Pampa Energía Bolivia (‘PEB’), and Agip Oleoducto de Crudos Pesados BV (‘AGIP’) for the purchase of shares representing 4.49% of the capital stock and the receivable that AGIP held against the subordinated debt issued by our subsidiary OCP, on June 20, 2019 the agreement was executed upon the meeting of all precedent conditions, including the notification of the transaction’s approval by the Ecuadorian Government on March 19, 2019. Consequently, our equity interest in OCP amounts to 15.91%.

Pursuant to the agreement, in case the above-mentioned receivable is collected by PEB before its maturity in 2021, PEB shall reimburse AGIP 50% or 25% of the amount collected in 2019 or 2020, respectively.

The closing of the transaction involved the recognition of a provisional profit of US$22 million in Pampa’s FS, mainly considering that, before the agreement with the Ecuadorian Government executed on last March 19, 2018, OCP had recorded negative equity net worth resulting from the tax assessments made by the Ecuadorian tax authority, consequently the Company had so far valued its interest at zero. However, the assessments have not yet been completed as PEB’s management is calculating the fair value of assets acquired and liabilities undertaken as of June 20, 2019 and, consequently, initial estimates may differ from the final valuation.

1.3       TGS: New Vaca Muerta – Province of Buenos Aires Main Gas Pipeline

In relation to the call in March 2019 for the submission of expressions of interest for the construction of a new gas pipeline or the expansion of the existing transportation capacity, aiming to evacuate natural gas produced in Neuquina Basin to the Province of Buenos Aires, on July 30, 2019, SGE Res. No. 437/2019 —passed in furtherance of Emergency and Necessary Executive Order No. 465/2019 of the National Executive Branch (‘PEN’) issued on July 5, 2019— launched a national and international public tender for the award of a license for the rendering of the natural gas transportation service connecting the town of Tratayén, Province of Neuquén, with the town of Salliqueló, Province of Buenos Aires (‘Phase 1’), and Salliqueló with the City of San Nicolás de los Arroyos, Province of Buenos Aires (‘Phase 2’).

The new license to be granted does not involve the operation of preexisting assets and introduces, as a requirement for its commissioning, the design and construction of a gas pipeline and associated facilities for the subsequent provision of the transportation service, to which effect a Temporary Special Regime (‘RET’) is established for the first seventeen years as from the execution of the license, in order to allow for the repayment of investments carried out under the following guidelines:

      i.        The bid terms will provide for the partial assignment of the initial transportation capacity on a direct basis, and the remaining capacity will be assigned under open proceedings; furthermore, the remuneration to the transportation company and applicable adjustments will be freely negotiated by carriers and shall not incur in any discriminatory conduct in the access;

    ii.        Values resulting from the negotiation will under no circumstances be passed through final tariff schemes for priority demand users of the natural gas;

   iii.        The license agreement provides for an irrevocable transportation offer of 353 million cubic feet per day (mcf/day) to CAMMESA for a 15-year period.

The license will be granted for a term of 35 years, with the possibility extend for an additional 10-year period; therefore, once the RET term has expired, the regime set forth by Gas Law No. 24,076 will govern for the remaining term of the license.

Moreover, Phase 1, with an approximate length of 354 miles and a minimum initial transportation capacity of 530 mcf/day (expandable to 1.4 billion cubic feet per day or bcf/day), should be ready for service within a term of 18 months as from the granting of the license, whereas Phase 2, with an approximate length of 292 miles and a transportation capacity of 706 mcf/day, within a term of 60 months as from the granting of the license.

Pampa Energía Q2 19 Earnings Release 6

The opening of the proposals was set at September 12, 2019, and the final award is scheduled for October 12, 2019, whereas the deadline for the granting of the new license is scheduled for 60 days after the opening of the proposals. TGS is currently analyzing the bid terms and its participation in the bidding process.

1.4    Edenor: Agreement for the Transfer of Jurisdiction and Liabilities Regularization

On May 9, 2019, the Federal Government, the Autonomous City of Buenos Aires (‘CABA’) and the Province of Buenos Aires (‘PBA’) executed the Agreement for the Transfer of Jurisdiction, by which CABA and PBA jointly undertake the regulation, surveillance and grantor of the public utility service licensed to Edenor. Moreover, it is established that the License Agreement will remain in force and the applicable legal framework shall be the federal regulation and resolutions issued by the SGE and the National Electricity Regulatory Entity (Ente Nacional Regulador de la Electricidad, ‘ENRE’) until the effective transfer date. Moreover, the Federal Government assigns to CABA and PBA the pledge over class A shares owned by Pampa, equivalent to 51% of Edenor’s issued capital, as a warranty for the full compliance of the resulting obligations arisen from the License Agreement. Edenor was duly notified and expressed its approval to the agreement executed by the Federal Government and the new Grantors, and committed to avoid any claim and extend approval from its shareholders. The Agreement for the Transfer of Jurisdiction was ratified on July 2019 by the Provincial Executive Power and the City’s Legislative Branch through Decree No. 992/2019 and Act No. 6180, respectively.

Under the agreement for the transfer of Edenor’s concession jurisdiction from the Federal Government to PBA and CABA, on May 10, 2019 Edenor entered into a liabilities regularization agreement with the SGE, acting on behalf of the Federal Government, thus ending the outstanding reciprocal claims arising from the 2006 – 2016 Tariff Transition Period.

Pursuant to this agreement, Edenor (i) waives all rights and proceedings it may have against the Federal Government, including the lawsuit brought by Edenor in 2013 on account of the breach of obligations resulting from the Contractual Renegotiation Memorandum of Understanding executed in February 2006; (ii) undertakes to settle debts for the works and loans originated from the transition period; (iii) commits to pay users certain penalties and compensations corresponding to such period; and (iv) undertakes to execute investments additional to those committed under the Integral Tariff Review (‘RTI’) to contribute to improve the reliability and safety of the utility service.

For its part, the Federal Government partially recognizes the claim timely filed by Edenor described in the previous paragraph, by fully offsetting outstanding liabilities with the WEM for electricity purchases made during the transition period, the partial settlement of investment loans granted by CAMMESA also during such period, and the cancellation of penalties collectable by the National Treasury.

Additionally, the parties agreed that Edenor’s receivable from consumptions by shantytowns with community meters generated from July 2017 to December 31, 2018 in the amount of AR$471 million, exclusively in respect to the percentage committed by the Federal Government corresponding to the Framework Agreement, and the receivable resulting from the application of cap in the bills for users benefiting from Social Tariff for AR$923 million, to be offset with Edenor’s debts under the loans granted by CAMMESA and funded by the Federal Government, and the investments made under the Transportation Works Trust for Electricity Supply (Fideicomiso de Obras de Transporte para el Abastecimiento Eléctrico – ‘FOTAE’) for the Interconnection works of Costanera – Puerto Nuevo – Malaver at 220 Kv, and the Tecnópolis Substation works.

Within this framework, Edenor’s Extraordinary General Shareholders’ Meeting held on June 10, 2019, resolved to ratify Edenor’s Board of Directors’ acts associated with the negotiation and execution of the Agreement for the Implementation of the Transfer of Jurisdiction and the Liabilities Regularization Agreement, as well as approved the voluntary dismissals of claims against the Federal Government arising from the Tariff Transition Period and the lawsuit against the Federal Government initiated in 2013.

Pampa Energía Q2 19 Earnings Release 7

The implementation of this agreement generated a one-time profit of US$308 million before income tax, which is disclosed under ‘Agreement from regularization of liabilities’ item in the FS, and does not imply any fund inflow; quite on the contrary, within the next 5 years Edenor shall meet the investment plan stipulated in this agreement, on top of the Investment Plan timely committed under the RTI approved by Res. No. 63/2017 issued by ENRE, in addition to the penalties payable to users, the settlement of liabilities on account of loans and works, and the payment of the generated income tax involves fund disbursement for an approximate total amount of AR$7,600 million over a term of 5 years.

1.5       Transener

Power Service Outage

Last June 16, 2019 at 7:07 a.m., the Argentine Electricity Grid (‘SADI’) experienced a total outage as a result of the concurrence of multiple shortcomings within the SADI, including a specific technical problem in the transmission system under the responsibility of Transener but unrelated to the lack of investment and maintenance, as well as other committed faults external to Transener.

As regards the transmission system under the responsibility of Transener, the fault was due to an improper adjustment of the Auto-Disconnect Generation system (‘DAG’) following the change in the Littoral Corridor configuration due to the bypass between the 500 kV Colonia Elía – Campana and Colonia Elía – Manuel Belgrano lines, made on account of the relocation of Tower 412 to support the highest possible power transmission capacity in this corridor, consequently, the system did not properly recognize signals sent out by the protection system.

Due to the large volume of electricity dispatched through this corridor and the DAG failure, there was an imbalance between supply and demand, which could not be redressed by the system’s other restraint barriers unrelated to the electric power transmission service, resulting in a total outage.

The 500 kV transmission system was available immediately after the collapse, being 100% of the transmission lines available to come into operation and allow for the system restore. Service restoration was overall fast, within 8.5 hours 75% of the country’s demand was restored.

Transener estimates that the above-mentioned event will give rise to a AR$6 million penalty, for which a provision has been set aside in its FS. This estimate results from the application of the High-Voltage Transmission System’s Service Quality and Penalties Regime under Transener’s Concession Agreement. However, the penalty to be finally assessed by the ENRE may differ from Transener’s estimates. As of the date hereof, Transener has not been notified of the applicable penalty by the ENRE.

Increase in Equity Interest of Transba

On June 28, 2019, Transener acquired all Series C shares under the Employee Stock Program, which benefited certain employees of Transba. The price of the transaction amounted to AR$237.7 million. Therefore, Transener now holds 99.99% of Transba’s capital stock, the balance still being held by Citelec.

1.6       Transactions in the Capital Markets

Issuance of Pampa’s Series 3 Corporate Bonds (‘CBs’)

On July 2, 2019, the Company placed Series 3 CBs, denominated in US$ at a fixed rate, for a face value of US$300 million, after having received offers of purchase for more than US$1.3 billion, more than 4 times compared to the nominal value to be issued. The issuance price was 98.449% of the face value, at a fixed nominal annual interest rate of 9⅛ percent, yielding 9⅜ percent and maturing in April 2029.

Proceeds will allow the Company to boost its liquidity position and foster the growth of our power generation business, aiming at investments in technological enhancement and renewable energy, as well as moving forward in the development of Vaca Muerta’s potential.

Pampa Energía Q2 19 Earnings Release 8

Redemption of Pampa’s Series 4 CBs

On July 12, 2019, Pampa fully redeemed outstanding Series 4 CBs originally issued by Loma de la Lata thermal power plant (‘CTLL’), a company merged into Pampa, and originally maturing in October 2020, for a total amount of US$33.9 million including interests.

Buyback of Own Financial Securities

Pampa

On June 12, 2019, Pampa’s Board of Directors resolved to suspend the share repurchase program approved on March 27, 2019 as the quote of Pampa’s shares and American Depositary Receipts (‘ADRs’) reached values exceeding the repurchase cap. As of the date hereof, Pampa’s outstanding capital stock amounts to 1,820.1 million ordinary shares (72.8 million ADRs), net of repurchases under the buyback programs for 79.8 million shares or 3.2 million ADRs.

However, given the markets' volatility and the difference between the value of the Company's assets and the quoted price of Pampa in the stock exchanges, which the latter does not reflect the value or the economic reality that currently hold nor its upside potential in the future, resulting in detriment of the Company's shareholders interest, and also, taking into account the Company's strong cash position and availability of funds, on the day of today the Board of Directors approved a new program to repurchase shares of US$50 million up to a price of US$25 per ADR or US$1 per ordinary share, among other guidelines.

Edenor

Furthermore, on the same date, Edenor’s Board of Directors resolved to early terminate the term provided for the repurchase of own shares approved on April 8, 2019. As of the date hereof, Edenor’s outstanding capital stock amounts to 882.6 million common shares (44.1 million ADRs), net of 23.9 million repurchased treasury shares (1.2 million ADRs).

TGS

Regarding TGS’s repurchase program, timely approved on April 9, 2019, as of the date hereof, TGS’s outstanding capital stock amounts to 774.1 million common shares (154.8 million ADRs), without including 20.4 million repurchased common shares, equivalent to 4.1 million ADRs.

	Pampa	TGS	Edenor
	Repurchase Program III	Repurchase Program III	Repurchase Program III
Maximum amount for repurchase	US$100 million	AR$1.5 billion	AR$800 million
Maximum price	US$1.04/ordinary share or US$26/ADR	AR$135/ordinary share or US$15/ADR	AR$60/ordinary share or US$55/ADR
Period in force	120 days since Mar 28, 2019	180 days since Mar 28, 2019	120 days since May 11, 2018
Repurchases to date	2,387,873 ADRs @ US$22.87/ADR	1,360,312 ADRs @ US$10.72/ADR	97,463 ADRs @ US$17.33/ADR
Progress	55% - Finalized	43% - In process	9% - Finalized

Note: Repurchases are deemed to be effected transactions.

Transener

Finally, in mid-May 2019 Transener repurchased its 2021 CBs for a total face value of US$3.1 million at an average clean price of US$98.09 per US$100 face value. Thus, as of the date hereof, the outstanding CBs, net of treasury, amounted to US$93.5 million.

Pampa Energía Q2 19 Earnings Release 9

2.        Financial Highlights

2.1       Consolidated Balance Sheet

Figures in million	FC US$ as of 6.30.2019		L&CC as of 12.31.2018
	AR$	US$ FX 42.46	AR$	US$ FX 37.7
ASSETS
Property, plant and equipment	154,620	3,642	125,005	3,316
Intangible assets	7,025	165	6,080	161
Deferred tax credits	3,319	78	80	2
Participation in joint businesses and associates	21,741	512	15,333	407
Financial assets at fair value with changing results	458	11	422	11
Other assets	35	1	33	1
Right-of-use assets	289	7	-	-
Trade receivable and other credits	8,910	210	9,521	253
Total non-current assets	196,397	4,625	156,474	4,151
Inventories	7,036	166	5,169	137
Investments at amortized cost	-	-	1,330	35
Financial assets at fair value with changing results	10,596	250	15,273	405
Financial derivatives	7	0	3	0
Trade receivable and other credits	31,725	747	26,489	703
Cash and cash equivalents	8,527	201	9,097	241
Total current assets	57,891	1,363	57,361	1,522

Total assets	254,288	5,989	213,835	5,672

EQUITY
Share capital	1,815	43	1,874	50
Adjustment to share capital	9,826	231	9,826	261
Share premium	18,500	436	18,499	491
Repurchased shares	85	2	25	1
Adjustment to share capital in treasury	134	3	134	4
Cost of repurchased shares	(3,876)	(91)	(1,490)	(40)
Statutory reserve	1,753	41	904	24
Voluntary reserve	23,489	553	7,355	195
Other reserves	(720)	(17)	(483)	(13)
Retained earnings	25,304	596	15,193	403
Other comprehensive result	6,338	149	(314)	(8)
Equity attributable to owners of the parent	82,648	1,946	51,523	1,367
Non-controlling interests	24,779	584	16,160	429
Total equity	107,427	2,530	67,683	1,795

LIABILITIES
Investments in joint ventures and associates	199	5	153	4
Provisions	7,073	167	5,499	146
Income tax and minimum expected profit tax liability	503	12	1,034	27
Deferred revenues	273	6	275	7
Tax payable	586	14	542	14
Deferred tax liabilities	14,970	353	15,354	407
Defined benefit plan obligations	1,380	33	1,175	31
Salaries and social security payable	198	5	163	4
Borrowings	71,165	1,676	69,189	1,835
Accounts payable and other liabilities	3,878	91	8,162	216
Total non-current liabilities	100,225	2,360	101,546	2,694
Provisions	1,212	29	871	23
Deferred income	5	0	5	0
Income tax and minimum expected profit tax liability	3,004	71	1,084	29
Tax payable	2,637	62	2,052	54
Defined benefit plan obligations	161	4	162	4
Salaries and social security payable	2,053	48	2,726	72
Financial derivatives	6	0	49	1
Borrowings	13,651	322	12,901	342
Accounts payable and other liabilities	23,907	563	24,756	657
Total current liabilities	46,636	1,098	44,606	1,183

Total liabilities	146,861	3,459	146,152	3,877

Total liabilities and equity	254,288	5,989	213,835	5,672

Pampa Energía Q2 19 Earnings Release 10

2.2       Consolidated Income Statement

	First Half				Second Quarter
Figures in million	2019*		2018†		2019*		2018†
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	63,878	1,515	54,663	1,450	34,485	808	26,940	715
Cost of sales	(45,131)	(1,070)	(36,308)	(963)	(23,860)	(567)	(18,786)	(498)

Gross profit	18,747	445	18,355	487	10,625	241	8,154	216

Selling expenses	(3,644)	(86)	(2,677)	(71)	(1,831)	(43)	(1,243)	(33)
Administrative expenses	(3,704)	(88)	(3,805)	(101)	(1,842)	(43)	(1,932)	(51)
Exploration expenses	(71)	(2)	(5)	(0)	(30)	(1)	(2)	(0)
Other operating income	950	22	5,326	141	467	8	340	9
Other operating expenses	(1,957)	(47)	(4,741)	(126)	(940)	(22)	(1,266)	(34)
Results for participation in joint businesses and associates	2,928	69	705	19	2,090	43	(54)	(1)
Agreement from regularization of liabilities	13,066	308	-	-	13,066	308	-	-

Operating income	26,315	621	13,158	349	21,605	491	3,997	106

RECPAM - Results from net monetary position	5,825	137	7,413	197	2,517	61	3,825	101
Financial income	2,399	64	1,313	35	1,101	31	701	19
Financial costs	(7,151)	(170)	(4,728)	(125)	(3,540)	(82)	(2,322)	(62)
Other financial results	538	6	(17,936)	(476)	1,033	12	(14,878)	(395)
Financial results, net	1,611	37	(13,938)	(370)	1,111	22	(12,674)	(336)

Profit before tax	27,926	658	(780)	(21)	22,716	513	(8,677)	(230)

Income tax	1,159	36	543	14	(197)	6	2,858	76

Net income for continuing operations	29,085	694	(237)	(6)	22,519	519	(5,819)	(154)

Net income from discontinued operations	-	-	4,125	109	-	-	3,366	89

Net income for the period	29,085	694	3,888	103	22,519	519	(2,453)	(65)
Attributable to the owners of the Company	23,704	567	2,392	63	17,236	394	(2,695)	(71)
Continuing operations	23,704	567	(1,653)	(44)	17,236	394	(6,031)	(160)
Discontinued operations	-	-	4,045	107	-	-	3,336	88
Attributable to the non-controlling interests	5,381	127	1,496	40	5,283	125	242	6

Net income per share attributable to the owners of the Company	12.7853	0.3058	1.1759	0.0311	9.4518	0.2159	(1.3536)	(0.0360)
Basic and diluted income per share of continuing operations	12.7853	0.3058	(0.8126)	(0.0216)	9.4518	0.2159	(3.0293)	(0.0804)
Basic and diluted income per share of discontinued operations	-	-	1.9885	0.0527	-	-	1.6757	0.0444

* FC US$ was adopted on April 1, 2019, effective as from January 1, 2019 for Pampa Energía stand-alone and generation subsidiaries Greenwind, Los Nihuiles hydroelectric power plant (‘HINISA’), Diamante hydroelectric power plant (‘HIDISA’), Piedra Buena thermal power plant and Pampa Cogeneración, among other subsidiaries. The 1H 19 and Q2 19 results in AR$ are disclosed at transactional FX.

L&CC applies as from July 1, 2018 retrospectively and prospectively for subsidiaries Edenor (electricity distribution segment), OldeVal (oil and gas segment), Refinor, TGS and Transener (holding and others segment). Figures in AR$ for 1H 19 and Q2 19 are adjusted by inflation as of June 30, 2019 for approximately 10.1% and 4.5%, respectively, and the disclosure in US$ results from converting by a closing FX of AR$42.46 per US$.

† Figures for 1H 18 and Q2 18 are recorded in AR$ and adjusted by inflation as of December 31, 2018 for approximately 36.7% and 32.6%, respectively, and shown in US$ at a closing FX of AR$37.70 per US$.

Pampa Energía Q2 19 Earnings Release 11

2.3       Cash and Financial Borrowings

As of June 30, 2019, in US$ million	Cash(1)		Financial Debt
	Consolidated Financial Statements	Ownership Adjusted	Consolidated Financial Statements	Ownership Adjusted
Power generation(2)	143	125	544	544
Electricity distribution	78	40	204	106
Petrochemicals	-	-	-	-
Holding and others	57	57	13	13
Oil and gas	173	173	1,109	1,109
Total	450	394	1,871	1,772

Note: (1) It includes cash and cash equivalents, financial assets at fair value with changing results and investments at amortized cost. (2) It does not include regulatory liability held against CAMMESA for US$126.6 million.

Summary of Listed Debt Securities

Company In million	Security	Maturity	Amount Issued	Amount Outstanding	Coupon
In US$
Transener[1]	ON Series 2	2021	101	94	9.75%
Edenor	ON par at fixed rate	2022	300	164	9.75%
TGS[1]	ON at discount at fixed rate	2025	500	500	6.75%
Pampa	ON Series T at discount & fixed rate	2023	500	500	7.375%
	ON Series I at discount & fixed rate	2027	750	740	7.5%
	ON Series I at discount & fixed rate[2]	2029	300	300	9.125%

In AR$
Pampa Energía	ON Series E3	2020	575	575	Badlar Privada

Note: (1) Affiliates are not consolidated in Pampa’s FS, according to the IFRS. (2) Issued on July 3, 2019. (3) Debt securities issued by CTLL, a subsidiary merged by absorption to Pampa Energía.

Debt Transactions

As of June 30, 2019, at consolidated level the average interest rate bearing US$ loans was 7.2%, currency in which 99% of gross debt is denominated and mostly at fixed rate. The average life of Pampa’s consolidated financial debt amounts to approximately 5 years.

Pampa Energía Q2 19 Earnings Release 12

The following chart shows the debt profile5, net of repurchases and redemptions, in US$ million:

During the second half of May 2019, Pampa redeemed at maturity a total amount of US$11.9 million. After June 30, 2019, Pampa redeemed at maturity a total of US$10 million, issued Series 3 CBs for a face value of US$300 million at a fixed nominal annual interest rate of 9⅛ percent, maturing in April 2029, and fully redeemed outstanding Series 4 CBs for US$33.9 million, originally maturing in October 20206. As of the date hereof, the Company is in compliance with the covenants established in its debt agreements.

On the other hand, as of the date and respectively in their portfolios, Pampa holds 2027 Series 1 CBs for a face value of US$9.9 million, Edenor holds US$12.6 million of its 2022 CBs and Transener holds US$5.0 million of its 2021 Series 2 CBs.

Pampa Corporate Group’s CBs Ratings

In July 2019 the agency Moody’s amended the outlook of the ratings assigned to the CBs issued by Pampa, Edenor and TGS, from stable to negative, mainly reflecting the negative outlook of the sovereign rating, but remaining the ratings unchanged. The following table shows the Pampa Group’s CBs ratings:

Company	Agency	Ratings
		Global	Local
Pampa	S&P	B	na
	Moody's	B2	na
	FitchRatings	B	AA-
Edenor	S&P	B	raA
	Moody's	B1	Aa3.ar
TGS	S&P	B	na
	Moody's	B1	Aa2.ar
Transener	S&P	B	raAA-

5 It does not include interests, it considers Pampa stand-alone and Edenor at 100%, and the affiliates TGS, OldelVal, Transener, Greenwind, Pampa Cogeneración and Refinor at our equity participation.

6 For further information, see section 1.6 of this Earnings Release.

Pampa Energía Q2 19 Earnings Release 13

3.        Analysis of the Q2 19 Results

Consolidated net revenues of US$808 million, 13% higher than the US$715 million recorded for the Q2 18, explained by increases of 46% in power generation and 30% in electricity distribution, partially offset by decreases of 10% in oil and gas, and 63% in holding and others, in addition to higher eliminations due to intersegment sales of US$63 million. Petrochemicals remained unchanged.

ð Power Generation of 3,727 GWh from 15 power plants

ð Electricity sales of 4,849 GWh to 3.1 million end-users

ð Production of 48.5 thousand barrels per day of hydrocarbons

ð Sales of 95 thousand tons of petrochemical products

Consolidated adjusted EBITDA for continuing operations of US$266 million, 21% higher compared to the US$219 million for Q2 18, mainly due to increases of 56% in power generation, 27% in electricity distribution and US$9 million in petrochemicals, partially offset by decreases of 15% in oil and gas, and 10% in holding and others.

Consolidated gain attributable to the owners of the Company of US$394 million, US$466 million higher than the gain in Q2 18, including extraordinary non-cash gain of Edenor and lower accrual of losses from FX difference, both effects explained above.

Consolidated Adjusted EBITDA Calculation, in US$ million	First Half		Second Quarter
	2019*	2018†	2019*	2018†	2018‡
Consolidated operating income	621	349	491	106	187
Consolidated depreciations and amortizations	130	110	70	48	46
EBITDA	751	459	561	154	232

Adjustments from generation segment	2	13	1	12	16
Deletion of equity income from Greenwind	(3)	13	(2)	12	16
Greenwind's EBITDA adjusted by ownership	5	1	3	1	1
Others	-	(1)	-	(1)	(1)
Adjustments from distribution segment	(291)	16	(301)	10	11
Deletion of the effects from normalization of liabilities	(308)	-	(308)	-	-
Retroactive adjustments to extraordinary penalties from the RTI	13	12	5	8	9
Late payment interests	4	4	3	2	2
Adjustments from oil and gas segment	(24)	(24)	(23)	7	11
Deletion of equity income from OldelVal and OCP	(24)	(2)	(23)	(2)	(2)
OldelVal's EBITDA adjusted by ownership	0	3	0	2	2
Others	-	(25)	-	7	10
Adjustments from petrochemicals segment	-	(1)	-	1	1
Contingencies from former Petrobras Argentina	-	1	-	1	1
Penalty to Oil Combustibles for raw gasoline	-	(1)	-	(0)	(0)
Adjustments from holding and others segment	45	51	27	33	29
Deletion of equity income from TGS, Transener and Refinor	(42)	(30)	(18)	(10)	(18)
TGS's EBITDA adjusted by ownership	63	60	33	34	37
Transener's EBITDA adjusted by ownership	23	23	11	11	12
Refinor's EBITDA adjusted by ownership	2	(1)	1	(1)	(1)

Consolidated adjusted EBITDA for continuing operations	484	514	266	217	300
Consolidated adjusted EBITDA for continuing and discontinued op.	484	569	266	233	318

*, † See section 2.2 of this Earnings Release.

‡ For the convenience of the reader, on businesses that in 2019 follow FC US$, it is disclosed as supplementary information the comparative period Q2 18 figures recorded in nominal AR$, and shown in US$ at an average FX of AR$23.58 per US$ for the period. For subsidiaries under L&CC, the comparative Q2 18 figures recorded in AR$ are adjusted by inflation of approximately 62.3% as of June 30, 2019, and disclosed in US$ at a closing FX of AR$42.46 per US$.

Pampa Energía Q2 19 Earnings Release 14

3.1       Analysis of the Power Generation Segment

Power Generation Segment, Consolidated Figures in US$ million	First Half		Second Quarter
	2019*	2018†	2019*	2018†	∆% under IFRS	2018‡	∆% organic
Sales revenue	409	262	202	138	+46%	164	+23%
Cost of sales	(236)	(128)	(115)	(71)	+62%	(59)	+95%

Gross profit	173	134	87	67	+30%	105	-17%

Selling expenses	(1)	(2)	-	(1)	-100%	(0)	-100%
Administrative expenses	(15)	(15)	(8)	(8)	-	(11)	-25%
Other operating income	5	1	3	-	NA	2	+65%
Other operating expenses	(4)	(2)	(2)	(1)	+100%	(1)	+81%
Results for participation in joint businesses	3	(13)	2	(12)	NA	(16)	NA

Operating income	161	103	82	45	+82%	79	+4%

RECPAM - Results from net monetary position	-	96	-	59	-100%	-	NA
Finance income	35	19	18	9	+100%	11	+58%
Finance costs	(46)	(35)	(22)	(13)	+69%	(16)	+36%
Other financial results	(5)	(171)	(3)	(134)	-98%	(162)	-98%

Profit (loss) before tax	145	12	75	(34)	NA	(88)	NA

Income tax	(27)	(10)	1	15	-93%	18	-95%

Net income (loss) for the period	118	2	76	(19)	NA	(69)	NA
Attributable to owners of the Company	114	(1)	73	(21)	NA	(74)	NA
Attributable to non-controlling interests	4	3	3	2	+50%	5	-38%

Adjusted EBITDA	197	145	100	64	+56%	106	-6%

Increases in prop., plant, equipment and intangible assets	143	94	78	78	+0%	94	-17%
Depreciation and amortization	34	29	17	7	+142%	10	+63%

* FC US$. † L&CC as of December 31, 2018, in US$ at closing FX. ‡ L&NC, in US$ at average FX. Organic variation: comparison between Q2 19 figures under FC US$ and Q2 18 under L&NC. For further information, see sections 2.2 and 3 of this Earnings Release.

In Q2 19, gross margin at power generation was US$87 million, recording an organic decrease of 17% compared to the same period in 2018, mainly explained by the update in legacy energy remuneration scheme as from March 2019, which among other measures, reduced the thermal power plants’ remuneration not only for the capacity but also for the operation and maintenance, in addition to the application of an average utilization factor during the last twelve months per unit that can lower power capacity remuneration up to 45%: during all Q2 18, our thermal legacy energy billed US$7,000/MW-month under Res. No. 19/2017 of the former Secretariat of Electric Energy (‘SEE’), whereas in Q2 19 capacity remuneration was capped, being US$5,500/MW-month during April and May (fall) and US$7,000/MW-month for June (winter), in addition to the average dispatch adjustment that can discount up to an additional 30%. Moreover, during Q2 19 the depreciations’ weight is higher due to the commissioning of new units and the switch to FC US$, in addition to lower Energía Plus sales, mainly due to lesser monomic prices and physical amounts as clients are migrating to the Renewable Energy Term Market (‘MAT ER’), as well as GT01 unit at Güemes thermal power plant (‘CTG’) transferred its contracts to Plus unit at CTGEBA as a result of the gas shortage in the area, so as from May 2019 said unit is billing as legacy energy. However, the gross margin of our Energía Plus segment improved compared to Q2 18, explained by lower cost of gas and energy purchases to cover Energía Plus contracts.

These effects were partially offset by the additions of Mario Cebreiro wind farm (‘PEMC’, 100 MW, June 2018), Pampa Energía wind farms II and III (‘PEPE’, 106 MW, May 2019), in addition to the commissioning of GT04 and the capacity increase of GT03 at CTGEBA (207 MW, June 2019). It is worth highlighting that our sales are US$-nominated, not only on our new energy’s PPAs (Energía Plus, SE Res. No. 220/2007, MEyM Res. No. 21/2017, RenovAr and MAT ER) but also on our legacy energy’s remuneration (SEE Res. No. 19/2017 and Res. No. 1/20197 of the Secretariat of Renewable Resources and Electricity Market (‘SRRyME’)). On the other hand, since November 2018, Pampa opted to make use of the fuel self-procurement capacity for certain of its thermal generation units and therefore, higher revenues were recorded due to the recognition of gas cost as a pass-through in the Variable Production Cost (‘CVP’), but also higher costs due to the purchase of such gas, being the margin insignificant.

7 Effective as from March 1, 2019.

Pampa Energía Q2 19 Earnings Release 15

In operating terms, Pampa’s power generation during Q2 19 experienced a slight increase compared to Q2 18, mainly due to higher generation at CTGEBA with the commercial commissioning of the gas turbine GT04 and the capacity increase of GT03 (+307 GWh), higher dispatch at CPB due to commercial optimization in the management of its own fuels (+126 GWh), in addition to higher generation from PEPE II and PEPE III commissioned in May 2019 (+83 GWh) and PEMC commissioned in June 2018 (+45 GWh). These variations were partially offset by a lower dispatch at CTG, Parque Pilar thermal power plant (‘CTPP’) and Piquirenda thermal power plant (‘CTP’) as a result of the partial recognition of imported gas costs by the WEM within the CVP since October 2018 (-307 GWh), lower water flow impacting our hydroelectric units and forced unavailability at HINISA (-168 GWh), and lower dispatch due to programmed maintenance in May 2019 in the gas turbine GT02 at CTLL and EcoEnergía (-35 GWh).

The availability rate of all Pampa’s power plants reached 95.4% in Q2 19 in comparison with 98.2% in Q2 18, mainly explained by a forced outage of one of CPB’s units in April 2019, and unavailability at CTG’s Plus unit because of commercial strategy.

Summary of Electricity Generation Assets	Hydroelectric			Wind			Subtotal Hydro +Wind
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2[2]	PEPE3[2]
Installed Capacity (MW)	265	388	285	100	53	53	1,144
New Capacity (MW)	-	-	-	100	53	53	206
Market Share	0.7%	1.0%	0.7%	0.3%	0.1%	0.1%	2.9%

Semester
Net Generation 1H19 (GWh)	214	163	322	180	48	36	962
Market Share	0.3%	0.3%	0.5%	0.3%	0.1%	0.1%	1.5%
Sales 1H19 (GWh)	214	163	322	180	48	36	962

Net Generation 1H18 (GWh)	312	197	385	46	na	na	940
Variation 1H19 vs. 1H18	-32%	-17%	-16%	na	na	na	+2%
Sales 1H18 (GWh)	312	197	385	46	na	na	940

Avg. Price 1H19 (US$/MWh)	37	53	28	68	48	64	44
Avg. Price 1H18 (US$/MWh)	30	47	24	60	na	na	33
Avg. Gross Margin 1H19 (US$/MWh)	20	38	18	58	44	57	32
Avg. Gross Margin 1H19 (US$/MWh)	20	32	16	53	na	na	22

Second Quarter
Net Generation Q2 19 (GWh)	24	44	147	91	48	36	390
Market Share	0.1%	0.1%	0.5%	0.3%	0.2%	0.1%	1.3%
Sales Q2 19 (GWh)	24	44	147	91	48	36	390

Net Generation Q2 18 (GWh)	114	51	218	46	na	na	429
Variation Q2 19 vs. Q2 18	-79%	-14%	-33%	+98%	na	na	-9%
Sales Q2 18 (GWh)	114	51	218	46	na	na	429

Avg. Price Q2 19 (US$/MWh)	138	91	31	67	48	64	58
Avg. Price Q2 18 (US$/MWh)	40	86	23	55	na	na	38
Avg. Gross Margin Q2 19 (US$/MWh)	54	53	16	63	44	57	41
Avg. Gross Margin Q2 18 (US$/MWh)	26	63	16	48	na	na	28

Note: Gross margin before amortization and depreciation. 2019 figures are under FC US$, whereas 2018 figures are recorded under L&NC, divided by average FX of AR$/US$: 1H 18 – 21.63; Q2 18 – 23.58. (1) Pampa is the operator and holds a 50% stake. (2) Commissioned on May 10, 2019.

Pampa Energía Q2 19 Earnings Release 16

Summary of Electricity Generation Assets	Thermal										Total
	CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA[1]	Eco- Energía	CTEB[2]	Subtotal
Installed Capacity (MW)	765	361	30	620	100	100	1,050	14	567	3,607	4,751
New Capacity (MW)	364	100	30	-	100	100	178	14	567	1,453	1,659
Market Share	1.9%	0.9%	0.1%	1.6%	0.3%	0.3%	2.7%	0.04%	1.4%	9.2%	12.1%

Semester
Net Generation 1H19 (GWh)	2,510	435	26	596	91	176	2,789	50	5	6,678	7,640
Market Share	3.9%	0.7%	0.0%	0.9%	0.1%	0.3%	4.4%	0.1%	0.0%	10.5%	12.0%
Sales 1H19 (GWh)	2,510	560	26	596	91	176	3,004	54	5	7,022	7,984

Net Generation 1H18 (GWh)	2,580	1,041	91	501	100	128	2,513	55	na	7,008	7,948
Variation 1H19 vs. 1H18	-3%	-58%	-71%	+19%	-9%	+38%	+11%	-9%	na	-5%	-4%
Sales 1H18 (GWh)	2,580	1,364	91	501	100	128	2,859	56	na	7,679	8,619

Avg. Price 1H19 (US$/MWh)	57	42	129	60	200	97	46	34	na	54	53
Avg. Price 1H18 (US$/MWh)	36	36	46	61	188	99	32	71	na	40	39
Avg. Gross Margin 1H19 (US$/MWh)	31	27	na	23	162	72	17	(6)	na	27	27
Avg. Gross Margin 1H19 (US$/MWh)	33	19	na	33	161	82	19	29	na	28	27

Second Quarter
Net Generation Q2 19 (GWh)	1,297	153	13	197	52	87	1,510	24	5	3,337	3,727
Market Share	4.2%	0.5%	0.0%	0.6%	0.2%	0.3%	4.9%	0.1%	0.0%	10.8%	12.1%
Sales Q2 19 (GWh)	1,297	179	13	197	52	87	1,617	27	5	3,472	3,862

Net Generation Q2 18 (GWh)	1,330	418	41	71	66	74	1,203	27	na	3,229	3,659
Variation Q2 19 vs. Q2 18	-2%	-63%	-69%	+177%	-21%	+18%	+26%	-9%	na	+3%	+2%
Sales Q2 18 (GWh)	1,330	579	41	71	66	74	1,370	28	na	3,559	3,989

Avg. Price Q2 19 (US$/MWh)	55	38	128	64	171	92	46	41	na	53	54
Avg. Price Q2 18 (US$/MWh)	36	38	49	202	146	102	33	71	na	42	42
Avg. Gross Margin Q2 19 (US$/MWh)	30	32	na	21	143	74	17	0	na	26	28
Avg. Gross Margin Q2 18 (US$/MWh)	34	19	na	118	125	87	18	26	na	30	29

Note: Gross margin before amortization and depreciation. 2019 figures are under FC US$, whereas 2018 figures are recorded under L&NC, divided by average FX of AR$/US$: 1H 18 – 21.63; Q2 18 – 23.58. (1) Capacity increase of GT03 for 19 MW and GT04 commissioning for 188 MW as from June 1 and 12, 2019, respectively. (2) Pampa is the operator and holds a 50% stake as from June 26, 2019.

Net operating costs, excluding depreciations and amortizations, organically increased by 78% compared to Q2 18, mainly due to higher gas purchases for fuel self-procurement, which takes 80% of the segment’s operating costs and 74% of the total gas fired at our thermal power plants. These effects were partially offset by lower expenses that are denominated in AR$ due to the devaluation effect, and lower volume of energy purchases to cover Plus contracts.

The Q2 19 registered a positive variation of US$72 million in net financial results compared to the figures of Q2 18 under IFRS, amounting to a net loss of US$7 million, mainly due to lower loss from net FX difference resulting from the switch to FC US$, and higher recognition of commercial interests charged to CAMMESA due to delayed payments. These variations were partially offset by lower gains from the holding of financial securities.

Adjusted EBITDA decreased organically by 6% compared to Q2 18, registering a gain of US$100 million, mainly due the legacy remuneration scheme update and higher operational and maintenance costs from the increasing number of units. These effects were partially offset by the commissioning of 413 MW between June 2018 and June 2019, and lower expenses resulting from the devaluation effect on those AR$-nominated. The adjusted EBITDA considers our proportional 50% stake of PEMC (Greenwind) EBITDA, for a gain of US$3 million in Q2 19 and US$1 million in Q2 18.

Pampa Energía Q2 19 Earnings Release 17

The following table shows the status summary of the committed expansion projects:

Project	MW	Equipment Provider	Marketing	Awarded Price			Estimated Capex in US$ million[1]		Date of Commissioning
				Capacity US$/MW-month	Variable US$/MWh	Total US$/MWh	Budget	% Executed @ June 30, 2019
Thermal
Loma de la Lata	15	MAN	Res. SRRyME N° 1/19	5,500 - 7,000	5.4	14	20	91%	Q4 2019
	105	GE	US$ PPA for 10 years	23,000	7.5	39	90	100%	August 5, 2017
Parque Ind. Pilar	100	Wärtsilä	US$ PPA for 10 years	26,900	15 - 16	52	103	100%	August 29, 2017
Ing. White	100	Wärtsilä	US$ PPA for 10 years	21,800	12 - 15	42 - 45	92	100%	December 22, 2017
Closing Genelba Plus	383	Siemens	US$ PPA for 15 years	20,500	6	34	350	71%	OC: June 12, 2019(2) CC: Q2 2020
Closing Ensenada	280	Siemens	US$ PPA for 10 years	23,962	10.5	43	200	0%	CC: Q1 2021

Renewable
Mario Cebreiro[3]	100	Vestas	US$ PPA for 20 years	na	na	58(4)	139	97%	June 8, 2018
Pampa Energía II	53	Vestas	MAT ER	na	na	69(5)	64	93%	May 10, 2019
Pampa Energía III	53	Vestas	MAT ER	na	na	69(5)	73	91%	May 10, 2019

Total	1,189						1,131	72%

Note: (1) Amounts without VAT. (2) The 188 MW is remunerated under SRRYME Res. No. 1/19 until the full commissioning of the project. (3) Pampa holds 50% of stake. (4) Awarded price does not consider incentive and adjustment factors. (5) Weighted average of the PPAs.

3.2       Analysis of the Electricity Distribution Segment

Electricity Distribution Segment, Consolidated Figures in US$ million	First Half		Second Quarter
	2019*	2018†	2019*	2018†	∆% under IFRS	2018‡	∆% organic
Sales revenue	840	778	471	361	+30%	392	+20%
Cost of sales	(674)	(553)	(362)	(275)	+32%	(299)	+21%

Gross profit	166	225	109	86	+27%	93	+17%

Selling expenses	(75)	(56)	(40)	(27)	+48%	(29)	+36%
Administrative expenses	(35)	(35)	(19)	(18)	+6%	(20)	-3%
Other operating income	6	5	3	3	-	3	-8%
Other operating expenses	(25)	(20)	(16)	(10)	+60%	(11)	+47%
Agreement from regularization of liabilities	308	-	308	-		-

Operating income	345	119	345	34	NA	37	NA

RECPAM	137	88	61	48	+27%	52	+17%
Finance income	10	8	6	4	+50%	4	+38%
Finance costs	(74)	(51)	(36)	(27)	+33%	(29)	+23%
Other financial results	(9)	(43)	5	(38)	NA	(41)	NA

Profit before tax	409	121	381	21	NA	23	NA

Income tax	(153)	(43)	(128)	(11)	NA	(12)	NA

Net income for the period	256	78	253	10	NA	11	NA
Attributable to owners of the Company	133	41	131	6	NA	7	NA
Attributable to non-controlling interests	123	37	122	4	NA	4	NA

Adjusted EBITDA	100	164	71	56	+27%	61	+17%

Increases in prop., plant, equipment and intangible assets	105	76	57	49	+16%	53	+7%
Depreciation and amortization	46	29	27	12	+125%	13	+107%

*, ‡ L&CC as of June 30, 2019, in US$ at closing FX. † L&CC as of December 31, 2018, in US$ at closing FX. Organic variation: comparison between Q2 19 and Q2 18 figures as of June 30, 2019. For further information, see sections 2.2 y 3 of this Earnings Release.

In Q2 19, distribution segment’s net sales increased 20% compared to Q2 18, mainly due to higher average sale price as a result of cost variation update increasing tariffs 32% in AR$ nominal as from March 2019 (43% cumulative in AR$ nominal since August 2018) and 30% increase in real terms on electricity seasonal price, in addition to the retroactive recording of the tariff deferred in August 2018 and February 2019 and the lagged sales coming from consumption by shantytowns under the Framework Agreement and the recovery due to the application of caps to certain categories of clients benefiting from social tariff, of which receivables were recognized under the Liabilities Regularization Agreement8, for a total amount of US$33 million.

8 For more information, see section 1.4 of this Earnings Release.

Pampa Energía Q2 19 Earnings Release 18

These effects were partially offset by lower energy volume sales and thus, also a lesser accrual of the monthly installments due to the gradual implementation of the tariff increase during February 2017 and January 2018 (US$10 million in Q2 19 and US$15 million in Q2 18). Moreover, the time lag between the measuring of Own Distribution Costs (‘CPD’) and its granting, which in an inflationary scenario has a negative impact on the Distribution Added Value (‘VAD’), as well as the composition of the CPD formula (which replicates Edenor’s costs structure) is overweight in the salary index, therefore CPD formula was outpaced by the IPC and IPIM indexes.

In operating terms, energy volume sales decreased 9% in comparison to Q2 18, mainly explained by 12% lower consumption year-on-year in the residential segment, related to higher average temperatures compared to last year, the impact of economic recession and price-demand elasticity due to tariff increase, in addition to lower demand from industries and SMEs in line with economic activity downturn (-7% vs. Q2 18). On the other hand, the number of Edenor’s clients increased by 4%, mainly due to regularization of residential clients as a result of the market disciplinary actions and normalization of clandestine connections, which included the installation of approximately 100 thousand energy integrated measuring units during 2018. This effect was partially offset by lower number of commercial clients due to the economic downturn.

Edenor's Sales by Type of Customer	2019			2018			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
Semester
Residential[1]	4,096	42%	2,726,807	4,622	42%	2,613,899	-11%	+4%
Commercial	1,621	16%	353,497	1,812	17%	358,486	-11%	-1%
Industrial	1,739	18%	6,859	1,868	17%	6,859	-7%	-
Wheeling System	1,787	18%	691	1,982	18%	707	-10%	-2%
Others
Public Lighting	360	4%	21	366	3%	21	-1%	-
Shantytowns and Others	262	3%	466	244	2%	440	+7%	+6%

Total	9,866	100%	3,088,341	10,894	100%	2,980,412	-9%	+4%

Second Quarter
Residential[1]	2,015	42%	2,726,807	2,281	43%	2,613,899	-12%	+4%
Commercial	774	16%	353,497	861	16%	358,486	-10%	-1%
Industrial	845	17%	6,859	902	17%	6,859	-6%	-
Wheeling System	867	18%	691	964	18%	707	-10%	-2%
Others
Public Lighting	200	4%	21	205	4%	21	-2%	-
Shantytowns and Others	148	3%	466	132	2%	440	+12%	+6%

Total	4,849	100%	3,088,341	5,344	100%	2,980,412	-9%	+4%

Note: (1) It includes 593,733 and 637,2146 clients categorized under Social Tariff as of June 30, 2019 and 2018, respectively.

Energy purchases increased by 19% in Q2 19 compared to Q2 18, due to increase in electricity cost as a raw material as subsidies are being gradually removed, in addition to increase in electricity losses in terms of rate and cost (losses rate of 19.2% over demanded electricity in Q2 19 in comparison with 18.6% in Q2 18), mainly due to electricity theft, frauds that are mainly incentivized by economic recession and the impact of tariff increase. These effects were partially offset by a lower volume of energy demand.

Pampa Energía Q2 19 Earnings Release 19

Net operating costs, excluding energy purchases, depreciations and amortizations, increased by 26% in Q2 19 compared to Q2 18, mainly due to higher service and third party fees, higher consumption of materials and increases in charges from penalties, being the latter mainly explained by increase in new penalties related to the commercial quality of service, partially offset by lower penalties from technical quality of service, harvesting the investments to improve the service quality and a lower electricity demand from users.

During Q2 19 net financial results increased by US$50 million amounting to a gain of US$36 million, mainly explained by the slight 2% AR$ appreciation against the US$, currency in which Edenor’s financial liabilities are denominated, whereas during Q2 18 there was a 43% AR$ devaluation against the US$. Moreover, the positive variation is explained by increase of RECPAM as a result of passive net monetary position allocated to the segment. These effects were partially offset by higher losses from commercial interests due to increased payable stock held against CAMMESA, in addition to higher financial expenses and impairment of financial assets.

The adjusted EBITDA in Q2 19 for our distribution segment posted a gain of US$71 million compared to US$56 million in Q2 18, mainly due to the lagged sales accrued for the Framework Agreement and caps to social tariff as a result of the implementation of Liabilities Regularization Agreement, partially offset by the decline in electricity demand and the increasing operating costs and electricity theft. Moreover, the adjusted EBITDA excludes the US$308 million gain from the reversal of regulatory liabilities as well as the losses from updating the principal amount of the penalties incurred during the Tariff Transition Period (US$5 million in Q2 19 vs. US$7 million in Q2 18), and includes income from late payment penalties charged to end-users of US$3 million in Q2 19 and US$2 million in Q2 18. The adjusted EBITDA in Q2 18 does not consider penalties implemented post RTI corresponding to other periods for US$2 million.

Pampa Energía Q2 19 Earnings Release 20

3.3       Analysis of the Oil and Gas Segment9

Oil & Gas Segment, Consolidated Figures in US$ million	First Half		Second Quarter
	2019*	2018†	2019*	2018†	?% under IFRS	2018‡	?% organic
Sales revenue	224	243	111	124	-10%	149	-26%
Cost of sales	(142)	(147)	(72)	(77)	-6%	(76)	-5%

Gross profit	82	96	39	47	-17%	73	-47%

Selling expenses	(5)	(7)	(2)	(1)	+100%	(2)	+18%
Administrative expenses	(23)	(28)	(11)	(15)	-27%	(18)	-37%
Exploration expenses	(2)	-	(1)	-	NA	(0)	NA
Other operating income	4	130	2	4	-50%	5	-58%
Other operating expenses	(6)	(88)	(1)	(10)	-90%	(12)	-92%
Results for participation in joint businesses	24	2	23	2	NA	2	NA

Operating income	74	105	49	27	+81%	48	+2%

RECPAM	-	59	-	38	-100%	-	NA
Finance income	14	3	5	2	+150%	2	+114%
Finance costs	(40)	(36)	(19)	(22)	-14%	(26)	-28%
Other financial results	18	(287)	7	(245)	NA	(296)	NA

Profit (loss) before tax	66	(156)	42	(200)	NA	(271)	NA

Income tax	(13)	50	(17)	59	NA	72	NA

Net income (loss) for continuing operations	53	(106)	25	(141)	NA	(200)	NA

Discontinued operations	-	81	-	63	-100%	76	-100%

Net income for the period	53	(25)	25	(78)	NA	(123)	NA

Adjusted EBITDA for continuing operations	100	129	53	62	-15%	79	-34%
Adjusted EBITDA for cont. and discontinued operations	100	159	53	61	-14%	78	-33%

Increases in prop., plant, equipment and intangible assets	77	60	44	43	+2%	52	-15%
Depreciation and amortization	50	48	27	28	-5%	21	+29%

* FC US$. † L&CC as of December 31, 2018, in US$ at closing FX. ‡ L&NC, in US$ at average FX. For OldelVal, Q2 18 figures were adjusted as of June 30, 2019, shown in US$ at closing FX. Organic variation: comparison between Q2 19 figures under FC US$ and Q2 18 under L&NC. For OldelVal, comparison between Q2 19 and Q2 18 are under L&CC as of June 30, 2019. For further information, see sections 2.2 and 3 of this Earnings Release.

In Q2 19 the gross margin for continuing operations from our oil and gas segment decreased organically 47% compared to Q2 18, mainly due to a drop of 36% and 5% in the US$-nominated sale price and accrued to the demand of gas and oil, respectively. Moreover, higher gas treatment and transportation costs, and higher depreciations at El Mangrullo block due to higher level of activity and investment in the block, in addition to higher costs at El Tordillo block, contributed to the drop at gross income. These effects were partially offset by a higher production of gas destined to intersegment sales due to the fuel self-procurement possibility for our thermal power plants, and to a lesser extent, lower royalties resulting from reduced sales prices, as well as lower labor costs and expenses denominated in AR$ diluted due to the devaluation effect.

In operating terms, the production of our oil and gas segment for continuing operations in Q2 19 registered 48.5 kboe/day, 6% higher than Q2 18. Production of gas reached 262 mcf/day, 6% higher than Q2 18 and 5% higher than the first quarter of 2019 (‘Q1 19’), mainly because of the production increase at El Mangrullo (+50 mcf/day of year-on-year and +10 mcf/day quarter-on-quarter), a block in which since the end of 2018 the evacuation infrastructure was expanded, therefore increasing production to approximately 151 mcf/day by June 2019, in line with fuel self-procurement for power generation. These effects were partially offset by a lower production in other gas-bearing blocks as a result of lack of visibility in sales price, affected by the excess of domestic supply due to the disruption of shale gas, which is mainly sustained by projects approved under the Unconventional Plan Gas, in addition that during winter season it also affected the lack of transportation capacity to evacuate the production towards the core demand areas. These factors affected Rincón del Mangrullo block (-27 mcf/day) due to a lower drilling rate and natural decline, in addition to a minor reduction at Sierra Chata, Aguaragüe and Parva Negra Este (-7 mcf/day). Additionally, oil production remained unchanged at 4.8 kbbl/day in Q2 19, mainly due to a slight increase in El Tordillo compared to Q2 18 and without oil contribution from Chirete, in the process of facilities accommodation. As of June 30, 2019, we accounted 861 productive wells in Argentina for continuing operations, in comparison to 892 as of December 31, 2018.

9 The oil and gas segment only consolidates the continuing operations, because in January 2018 we agreed to divest certain assets mainly related to crude oil production, therefore shown as discontinued operations as from the Q4 17, according to reporting standards.

Pampa Energía Q2 19 Earnings Release 21

Oil & Gas Production	Continuing Operations			Discontinued Operations				Total
	Oil	Gas	Subtotal	Oil	Gas	LPG	Subtotal
Semester
Volume 1H19
In thousand m3/day	0.8	7,237
In thousand boe/day	5.1	42.6	47.7					47.7
In million cubic feet/day		256

Volume 1H18
In thousand m3/day	0.8	6,996		2.0	1,112	0.1
In thousand boe/day	4.7	41.2	45.9	12.7	6.5	0.6	19.8	65.7
In million cubic feet/day		247			39
Variation 1H19 v. 1H18	+7%	+3%	+4%	na	na	na	na	-27%

Avg. Price 1H19
In US$/bbl	56.6
In US$/MBTU		3.1

Avg. Price 1H18
In US$/bbl	60.7			61.7
In US$/MBTU		5.5			4.4
In US$/ton						415.3
Variation 1H19 v. 1H18	-7%	-44%		na	na	na

Second Quarter
Volume Q2 19
In thousand m3/day	0.8	7,428
In thousand boe/day	4.8	43.7	48.5					48.5
In million cubic feet/day		262

Volume Q2 18
In thousand m3/day	0.8	6,988
In thousand boe/day	4.8	41.1	45.9					45.9
In million cubic feet/day		247
Variation Q2 19 v. Q2 18	+0%	+6%	+6%					+6%

Avg. Price Q2 19
In US$/bbl	60.0
In US$/MBTU		3.1

Avg. Price Q2 18
In US$/bbl	63.2
In US$/MBTU		5.5
Variation Q2 19 v. Q2 18	-5%	-43%

Note: Production in Argentina. 2019 figures are under FC US$, whereas 2018 figures were registered under L&NC, in US$ at average FX of AR$/US$: 1H 18 – 21.63; Q2 18 – 23.58.

Pampa Energía Q2 19 Earnings Release 22

In Q2 19, our accrued gas average sale price was US$3.1/MBTU, 43% lower than the US$5.5/MBTU registered in Q2 18, mainly due to a 36% decline in end-users’ sale price and the expiration of Plan Gas 210 compensation compared to Q2 18 and no variation compared to Q1 19. The lower sale prices to end-users, which reflect the negative trend since August 2018, mainly respond to the reduction of reference price for gas-fired at power plants and the gas tenders on an interruptible basis conducted by CAMMESA, of which the latter reflected demand seasonality and excess in domestic supply in April and May 2019, also negatively impacting the pricing in the industrial segment. The negative trend continued until June 2019, when spot prices picked up due to winter season and 37% increase at reference price for gas fired at power plants. This trend is expected to remain until the end of August 2019, when winter period ends, demand declines responding to seasonality and maximum gas prices at power plants returning to the levels of summer period.

Total costs, not considering depreciations and amortizations, and excluding non-recurring charges, decreased organically by 19% year-on-year and 11% compared to Q1 19, mainly explained by lower royalties and taxes, the dilution due to the devaluation in AR$-link costs, which represents approximately 65% of the total costs, and the downsizing of corporate expenses due to the divestment of discontinued operations in April 2018.

In Q2 19, net financial losses compared under IFRS decreased by US$220 million to a loss of US$7 million, mainly due to lower losses from net FX difference as a result of the switch to FC US$, and to a lesser extent to financial interests charged to CAMMESA due to delayed payments for the gas supplied to our thermal power plants. These variations were partially offset by lower gain from the holding of financial securities and the deterioration of receivables held against gas distributors and Plan Gas 2.

The adjusted EBITDA of our oil and gas segment for continuing operations decreased organically by 34%, posting US$53 million in Q2 19, mainly due to lower hydrocarbon sale prices and the expiration of Plan Gas 2, partially offset by the increase in production and sale of gas. The adjusted EBITDA considers our proportional 2.1% and 23.1% stake of OldelVal, an oil pipeline company, for a gain of US$0.2 million and US$2 million in Q2 19 and Q2 18, respectively. Furthermore, the adjusted EBITDA in Q2 18 excludes the Ship or Pay contract restatement with OCP in Ecuador (US$8 million) and tax payments for capital outflow destined to loan repayment for US$3 million.

10 In Q2 18 it represented US$0.6/MBTU, and this figure considers the reversal of Plan Gas 2 compensation accrued for the blocks of former PEPASA in Q1 18.

Pampa Energía Q2 19 Earnings Release 23

3.4       Analysis of the Petrochemicals Segment

Petrochemicals Segment, Consolidated Figures in US$ million	First Half		Second Quarter
	2019*	2018†	2019*	2018†	∆% under IFRS	2018‡	∆% organic
Sales revenue	168	163	91	91	-	110	-18%
Cost of sales	(153)	(145)	(87)	(81)	+7%	(96)	-9%

Gross profit	15	18	4	10	-60%	14	-72%

Selling expenses	(3)	(6)	(1)	(3)	-67%	(4)	-77%
Administrative expenses	(2)	(10)	(1)	(6)	-83%	(7)	-85%
Other operating income	2	2	1	-	NA	0	+162%
Other operating expenses	(7)	(12)	-	(10)	-100%	(4)	-100%

Operating income	5	(8)	3	(9)	NA	(0)	NA

RECPAM	-	(18)	-	(26)	-100%	-	NA
Finance income	1	-	1	-	NA	0	NA
Finance costs	(9)	-	(5)	3	NA	0	NA
Other financial results	(1)	(31)	-	(26)	-100%	(36)	-100%

Profit (loss) before tax	(4)	(57)	(1)	(58)	-98%	(36)	-97%

Income tax	1	10	(2)	8	NA	10	NA

Net income (loss) for the period	(3)	(47)	(3)	(50)	-94%	(26)	-89%

Adjusted EBITDA	5	(5)	3	(6)	NA	2	+47%

Increases in prop., plant, equipment and intangible assets	1	-	0	1	-60%	1	-67%
Depreciation and amortization	-	4	(0)	2	NA	1	NA

* FC US$. † L&CC as of December 31, 2018, in US$ at closing FX. ‡ L&NC, in US$ at average FX. Organic variation: comparison between Q2 19 figures under FC US$ and Q2 18 under L&NC. For further information, see sections 2.2 and 3 of this Earnings Release.

The gross margin in this segment during Q2 19 posted US$4 million, organically decreasing by 72% compared to Q2 18, mainly driven by lower domestic demand on styrene products, together with lower international styrene spread, export duties pursuant to Executive Order No. 793 and 865/2018, and higher costs of imported virgin naphtha as a raw material for reforming plant. These effects were partially offset by lower labor costs related to the restructuring due to the closing of the ethylene plant in San Lorenzo and shutting down the BOPs plant in Zárate, in addition to the devaluation effect on not only the labor costs but also on AR$-link expenses. Moreover, during Q2 19 lower costs of natural gas purchases were recorded.

Pampa Energía Q2 19 Earnings Release 24

The amounts corresponding to Pampa are shown below:

Petrochemicals Operating Summary	Products			Total
	Styrene & Polystyrene[1]	SBR	Others
Semester
Volume 1H19 (thousand ton)	51	13	114	178
Volume 1H18 (thousand ton)	65	17	100	182
Volume Variation 1H19 - 1H18	-22%	-21%	+14%	-2%

Average Price 1H19 (US$/ton)	1,336	1,690	682	943
Average Price 1H18 (US$/ton)	1,576	1,859	743	1,143
Price Variation 1H19 - 1H18	-15%	-9%	-8%	-18%

Second Quarter
Volume Q2 19 (thousand ton)	27	7	62	95
Volume Q2 18 (thousand ton)	34	8	53	95
Volume Variation Q2 19 - Q2 18	-21%	-11%	+15%	+0%

Average Price Q2 19 (US$/ton)	1,326	1,718	708	956
Average Price Q2 18 (US$/ton)	1,546	1,949	802	1,161
Price Variation Q2 19 - Q2 18	-14%	-12%	-12%	-18%

Note: 2019 figures are under FC US$, whereas 2018 figures were registered under L&NC, shown in US$ at average FX of AR$/US$: 1H 18 – 21.63; Q2 18 – 23.58. (1) Includes Propylene, Ethylene and BOPs.

Total sales volume of our petrochemicals segment in Q2 19 remain unchanged compared to Q2 18, mainly due to lower domestic and international sales of styrene products and synthetic rubber, in addition to the shutdown of BOPs plant in Zárate and the closing of ethylene plant in San Lorenzo, reflecting a decrease in BOPs, ethylene and propylene sales, partially offset by higher domestic sales of octane bases.

The 19% year-on-year decline in total costs before depreciations and amortizations mainly respond to the business’s restructuring efforts, lower gas costs and dilution of costs in AR$, partially offset by higher costs of virgin naphtha, which are correlated to international prices.

The Q2 19 registered a positive variation of US$45 million in net financial results compared under IFRS, registering a net loss of US$4 million compared to the net loss of US$49 million recorded in Q2 18, mainly because of no record of net FX difference and recognition of RECPAM due to switch to FC US$.

The adjusted EBITDA of our petrochemicals segment reported a US$3 million gain in Q2 19, whereas Q2 18 in nominal terms reported a gain of US$2 million. The Q2 18 adjusted EBITDA excludes the contingencies update from the former Petrobras Argentina for US$1 million.

Pampa Energía Q2 19 Earnings Release 25

3.5       Analysis of the Holding and Others Segment11

Holding & Others Segment, Consolidated Figures in US$ million	First Half		Second Quarter
	2019*	2018†	2019*	2018†	∆% under IFRS	2018‡	∆% organic
Sales revenue	10	16	3	8	-63%	10	-71%
Cost of sales	-	-	-	-	NA	-	NA

Gross profit	10	16	3	8	-63%	10	-71%

Selling expenses	(2)	-	-	-	NA	-	NA
Administrative expenses	(13)	(13)	(4)	(4)	-	(5)	-20%
Other operating income	5	3	(1)	1	NA	1	NA
Other operating expenses	(5)	(4)	(3)	(3)	-	(3)	+12%
Results for participation in joint businesses	42	30	18	10	+80%	18	-3%

Operating income	37	32	13	12	+8%	22	-41%

RECPAM	-	(28)	-	(18)	-100%	-	NA
Finance income	4	5	1	3	-67%	4	-73%
Finance costs	(1)	(3)	-	(3)	-100%	(3)	-100%
Other financial results	3	56	3	48	-94%	58	-95%

Profit before tax	43	62	17	42	-60%	80	-79%

Income tax	228	7	152	4	NA	5	NA

Net income for continuing operations	271	69	169	46	+267%	85	+99%

Discontinued operations	-	30	-	24	-100%	-	NA

Net income for the period	271	99	169	70	+141%	85	+99%

Adjusted EBITDA for continuing operations	82	83	40	44	-10%	51	-21%
Adjusted EBITDA for cont. and discontinued operations	82	108	40	60	-34%	70	-43%

Increases in prop., plant, equipment and intangible assets	1	1	1	3	-79%	4	-82%
Depreciation and amortization	-	-	-	(1)	-100%	0	-100%

* FC US$. † L&CC as of December 31, 2018, in US$ at closing FX. ‡ L&NC, in US$ at average FX. For Transener, TGS and Refinor, Q2 18 figures were adjusted as of June 30, 2019, shown in US$ at closing FX. Organic variation: comparison between Q2 19 figures under FC US$ and Q2 18 under L&NC. For businesses under L&CC, comparison between Q2 19 and Q2 18 as of June 30, 2019. For further information, see sections 2.2 and 3 of this Earnings Release.

The operating income, without considering the results from our participation in joint businesses (Transener and TGS) and associates (Refinor), posted a loss of US$5 million in Q2 19, recording an organic decrease of US$8 million compared to Q2 18, mainly explained by lower fees accrual, partially offset by a lower charge of the executives’ compensation due to decrease in the share price.

Regarding net financial results, in Q2 19 a gain of US$4 million was recorded, whereas in Q2 18 a loss of US$30 million was recorded under IFRS, mainly explained by lower gains from FX difference due to switch to FC US$, in addition to lower gains on the holding of financial securities. These effects were partially offset by no record of RECPAM in Q2 19, whereas Q2 18 recorded negative RECPAM of US$18 million due to active net monetary position allocated to the segment.

The adjusted EBITDA of our holding and others segment decreased organically 21% reaching US$40 million in Q2 19. The adjusted EBITDA excludes equity income from our participation in Refinor, Transener and TGS, and in turn, considers a consolidation of EBITDAs adjusted by equity ownership in these businesses.

In Q2 19 the EBITDA adjusted by our indirect ownership of 25.5% over TGS was US$33 million (implicit total of US$129 million), 10% lower than Q2 18 in terms of June 2019, which was US$37 million (implicit total of US$143 million), mainly due to the time mismatch between the measuring of semiannual cost variation update and its granting, which in an inflationary scenario has a negative impact on regulated revenues. Moreover, TGS’s Q2 19 EBITDA decreased compared to Q2 18 due to lower natural gas liquids reference prices, lower processing liquid volumes due to lower international demand and higher costs of export duties. These effects were partially offset by lower volumes of natural gas employed as replacement of thermal reduction at Cerri Complex plant (in addition to lower cost per unit in US$) and lower costs of service fees to third-parties.

11 As from Q2 19, holding and others segment includes the former refining and distribution segment, of which its assets were agreed to be sold on December 2017, and for reporting purposes is shown as discontinued operations since the fourth quarter of 2017 on the analysis periods as well as comparison periods.

Pampa Energía Q2 19 Earnings Release 26

In Transener, the EBITDA adjusted by stake ownership of 26.3% was US$11 million in Q2 19 (implicit total of US$42 million), 7% lower than Q2 18 in terms of June 2019, which was US$12 million (implicit total of US$45 million), mainly due to the time mismatch between the measuring of semiannual cost variation update and its granting, which in an inflationary scenario has a negative impact on Transener’s regulated revenues, in addition to the composition of the cost update formula, which replicates Transener’s cost structure, thus holding a larger weight for salary index, therefore the cost formula is outpaced by IPC and IPIM’s performance. These effects were partially offset by lower operating costs, mainly due to recovery of damages, higher awards for quality service and lower charges of penalties.

Finally, in Refinor, the proportional EBITDA adjusted by our stake of 28.5% in Q2 19 reached US$0.9 million (implicit total of US$3 million), whereas in Q2 18 in terms of June 2019 was US$1.4 million (implicit total of US$5 million), mainly explained by lower raw material costs and therefore, improved operarting margins.

Pampa Energía Q2 19 Earnings Release 27

3.6       Analysis of the Semester, by Subsidiary

Subsidiary In US$ million	First Half 2019				First Half 2018
	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[3]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[3]

Power Generation Segment
Diamante	61.0%	6	(20)	5	61.0%	4	(11)	5
Los Nihuiles	52.0%	4	(22)	4	52.0%	4	(9)	9
CPB	100.0%	12	59	10	100.0%	12	12	4

Greenwind		10	111	(0)		2	122	(34)
Non-controlling stake adjustment		(5)	(55)	0		(1)	(61)	17
Subtotal Greenwind adjusted by ownership	50.0%	5	55	(0)	50.0%	1	61	(17)

Pampa stand-alone, other companies, adjs. & deletions[1]		170	384	95		124	580	(2)
Subtotal Power Generation		197	456	114		145	633	(1)

Electricity Distribution Segment
Edenor	51.8%	101	127	255	51.0%	160	22	71
Adjustments & deletions[1]		(1)	(0)	(122)		4	(0)	(30)
Subtotal Electricity Distribution		100	127	133		164	22	41

Oil & Gas Segment
OldelVal		23	(9)	13		13	(3)	7
Non-controlling stake adjustment		(22)	8	(12)		(10)	2	(6)
Subtotal OldelVal adjusted by ownership	2.1%	0	(0)	0	23.1%	3	(1)	2

Pampa stand-alone, other companies, adjs. & deletions[1]		100	936	53		126	794	(27)
Subtotal Oil & Gas		100	936	53		129	794	(25)

Petrochemicals Segment
Pampa Energía	100.0%	5	-	(3)	100.0%	(5)	-	(47)
Subtotal Petrochemicals		5	-	(3)		(5)	-	(47)

Holding & Others Segment
Transener		86	38	41		86	(48)	40
Non-controlling stake adjustment		(63)	(28)	(30)		(63)	35	(30)
Subtotal Transener adjusted by ownership	26.3%	23	10	11	26.3%	23	(13)	11

TGS		246	287	157		234	(8)	85
Non-controlling stake adjustment		(183)	(214)	(117)		(174)	6	(63)
Subtotal TGS adjusted by ownership	25.5%	63	73	40	25.5%	60	(2)	22

Refinor		5	1	(4)		(3)	(26)	(6)
Non-controlling stake adjustment		(4)	(1)	3		2	19	4
Subtotal Refinor adjusted by ownership	28.5%	2	0	(1)	28.5%	(1)	(7)	(2)

Pampa stand-alone, other companies, adjs. & deletions[1]		(5)	(43)	221		2	(231)	68
Subtotal Holding & Others		82	40	271		83	(253)	99

Deletions		(1)	(139)	(1)		(2)	(39)	(4)
Total Consolidated for Continuing Operations		484	1,421	567		514	1,157	63

Total Adjusted by Ownership		431	1,516	567		430	25,017	63

1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Figures in nominal terms. Net debt includes holding companies and excludes financing from CAMMESA in the power generation segment. 3 Attributable to the owners of the company and does not include results from subsidiaries, but includes discontinued operations.

Pampa Energía Q2 19 Earnings Release 28

3.7       Analysis of the Quarter, by Subsidiary

Subsidiary In US$ million	Second Quarter 2019				Second Quarter 2018
	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[3]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[3]

Power Generation Segment
Diamante[1]	61.0%	2	(20)	1	61.0%	2	(11)	3
Los Nihuiles[1]	52.0%	1	(22)	(1)	52.0%	2	(9)	6
CPB[1]	100.0%	5	59	8	100.0%	6	12	4

Greenwind[1]		6	111	1		2	122	(29)
Non-controlling stake adjustment		(3)	(55)	(1)		(1)	(61)	15
Subtotal Greenwind adjusted by ownership	50.0%	3	55	1	50.0%	1	61	(15)

Pampa stand-alone, other companies, adjs. & deletions[1]		89	384	64		52	580	(19)
Subtotal Power Generation		100	456	73		64	633	(21)

Electricity Distribution Segment
Edenor	51.8%	70	127	252	51.0%	51	22	3
Adjustments & deletions[1]		1	(0)	(121)		5	(0)	3
Subtotal Electricity Distribution		71	127	131		56	22	6

Oil & Gas Segment
OldelVal		11	(9)	7		8	(3)	5
Non-controlling stake adjustment		(11)	8	(7)		(6)	2	(4)
Subtotal OldelVal adjusted by ownership	2.1%	0	(0)	0	23.1%	2	(1)	1

Pampa stand-alone, other companies, adjs. & deletions[1]		53	936	25		60	794	(79)
Subtotal Oil & Gas		53	936	25		62	794	(78)

Petrochemicals Segment
Pampa Energía	100.0%	3	-	(3)	100.0%	(6)	-	(50)
Subtotal Petrochemicals		3	-	(3)		(6)	-	(50)

Holding & Others Segment
Transener		42	38	22		42	(48)	17
Non-controlling stake adjustment		(31)	(28)	(16)		(31)	35	(13)
Subtotal Transener adjusted by ownership	26.3%	11	10	6	26.3%	11	(13)	5

TGS		129	287	95		132	(8)	30
Non-controlling stake adjustment		(96)	(214)	(71)		(98)	6	(22)
Subtotal TGS adjusted by ownership	25.5%	33	73	24	25.5%	34	(2)	8

Refinor		3	1	(1)		(5)	(26)	(7)
Non-controlling stake adjustment		(2)	(1)	1		3	19	5
Subtotal Refinor adjusted by ownership	28.5%	1	0	(0)	28.5%	(1)	(7)	(2)

Pampa stand-alone, other companies, adjs. & deletions[1]		(5)	(43)	139		1	(231)	60
Subtotal Holding & Others		40	40	169		44	(253)	70

Deletions		(1)	(139)	(1)		(1)	(39)	1
Total Consolidated for Continuing Operations		266	1,421	394		219	1,157	(72)

Total Adjusted by Ownership		230	56,684	394		192	56,584	(72)

1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Figures in nominal terms. Net debt includes holding companies and excludes financing from CAMMESA in the power generation segment. 3 Attributable to the owners of the company and does not include results from subsidiaries, but includes discontinued operations.

Pampa Energía Q2 19 Earnings Release 29

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2019

Pampa Energía S.A.

By:	/s/ Gustavo Mariani
Name: Gustavo Mariani Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.